Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, Missouri 63131

June 27, 2011

Securities and Exchange Commission
100 F. Street, NE
Washington DC 20549
Division of Corporate Finance

Re:	Response to SEC Comment Letter dated June 14, 2011
SEC File No. 1-33664

Ladies and Gentlemen:

    We are writing in response to your letter to Charter Communications, Inc. (“Charter,” “we” or the “Company”) dated June 14, 2011.

    We have considered the Staff’s comments relating to our Form 10-K for the Fiscal Year Ended December 31, 2010 and our Definitive Proxy Statement filed on March 16, 2011and have set forth below our responses to each of the comments.

*****

Form 10-K for the Fiscal Year Ended December 31, 2010

Liquidity and Capital Resources, page 49:

1.
We note your expectation on page 53 that your capital expenditures will be between $1.3 billion and $1.4 billion in 2011, and that you have contractual obligations of $3.4B in the next three years (as reflected on page 52).  We further note your disclosure on pages 21 and 45 that you expect programming costs to increase at a higher rate in 2010.  In light of these significant anticipated obligations, your history of net losses and the restrictive covenants in your credit facilities, please clarify your disclosure to provide a more detailed and quantified (if possible), discussion of your ability to meet both your short-term and long-term liquidity needs.  We consider “long-term” to be the period in excess of the next twelve months.

On page 49 of our Form 10-K, we provide disclosure concerning our ability to meet our debt maturities.  Within the disclosure, we indicate that at December 31, 2010, there was $1.1 billion available under the Company’s credit facility.  On page 50, we state that Free Cash Flow improved by almost $1.3 billion in 2010 compared to 2009 to $710 million.  Also, on page 50, we state that we believe we have sufficient liquidity from cash on hand, free cash flow and our revolving credit facility, as well as access to the capital markets to fund our projected operating cash needs, which includes capital expenditures, our contractual obligations and the projected increases in programming costs.

Securities and Exchange Commission
June 27, 2011

We believe the disclosures concerning our debt covenants adequately inform investors.  With respect to the repayment of principal and interest payments of certain parent companies through distribution from operating subsidiaries, we have included disclosure on page 52 of our Form 10-K under the heading “Limitations on Distributions.”  We believe this disclosure adequately describes the nature and impact of our debt covenants as those covenants relate to contractual obligations.

In consideration of the request to modify our disclosures, in future filings we will adjust our approach for the section of “Liquidity and Capital Resources” entitled “Overview of Our Debt and Liquidity.”  The proposed revised disclosure is set forth below:

Overview of Our Contractual Obligations and Liquidity

Although we reduced our debt by approximately $8 billion on November 30, 2009 pursuant to the Plan, we continue to have significant amounts of debt.  The accreted value of our debt as of December 31, 2010 was $12.3 billion, consisting of $5.9 billion of credit facility debt and $6.4 billion of high-yield notes. As of December 31, 2010, after giving effect to the issuance of the CCO Holdings notes in January 2011 and the application of proceeds to repay borrowings under the Charter Operating credit facilities, $44 million of our long-term debt matures in 2011, $1.1 billion in 2012, $323 million in 2013, $2.2 billion in 2014, $30 million in 2015, $4.6 billion in 2016 and $4.0 billion thereafter.  We have other contractual obligations totaling $646 million as of December 31, 2010 (Please see “-Contractual Obligations” for a description of our other contractual obligations and commitments.).  We also expect to incur capital expenditures of approximately $1.3 billion to $1.4 billion for 2011.

Our projected cash needs and projected sources of liquidity depend upon, among other things, our actual results, and the timing and amount of our expenditures.  Free cash flow was $710 million for the year ended December 31, 2010.  We expect to continue to generate free cash flow.  Free cash flow is defined as net cash flows from operating activities, less capital expenditures and changes in accrued expenses related to capital expenditures. As of December 31, 2010, the amount available under our revolving credit facility was approximately $1.1 billion.  The revolving credit facility matures in March 2015.  However, if on December 1, 2013 Charter Operating has scheduled maturities in excess of $1.0 billion between January 1, 2014 and April 30, 2014, the revolving credit facility will mature on December 1, 2013 unless lenders holding more than 50% of the revolving credit facility consent to the maturity being March 2015.  As of January 31, 2011, Charter Operating had maturities of $1.3 billion between January 1, 2014 and April 30, 2014.  We expect to utilize free cash flow and availability under our revolving credit facilities as well as future refinancing transactions to further extend or reduce the maturities of our principal obligations. The timing and terms of any refinancing transactions will be subject to market conditions.  Additionally, we may, from time to time, depending on market conditions and other factors, use cash on hand and the proceeds from securities offerings or other borrowings, to retire our debt through open market purchases, privately negotiated purchases, tender offers, or redemption provisions.  We believe that we have sufficient liquidity from cash on hand, free cash flow and Charter Operating’s revolving credit facility as well as access to the capital markets to fund our projected operating cash needs.

As we continue to evaluate potential uses of our anticipated future free cash flow, we will consider all of our options, including reducing leverage and investing in our business growth and other strategic opportunities, including mergers and acquisitions, as well as dividends and stock repurchases. We intend to make all capital allocation decisions in a way that maximizes the long-term value for our stockholders.

Securities and Exchange Commission
June 27, 2011

Note 21.  Commitments and Contingencies, page F-40 – Litigation, Page F-41:

2.	With respect to each of your contingent liabilities, please fully comply with the disclosure requirements of FASB ASC 450-20, including an estimate of the possible loss or range of loss.

With respect to the pending cases described in Note 21, pages F-40 and F-41 of our Form 10-K, an estimate as to possible loss or range of loss cannot reasonably be made in accordance with FASB ASC 450-20.  In future filings, we will either provide an estimate of the possible loss or range of loss or a statement that such estimate could not be reasonably made, as applicable.

Definitive Proxy Statement filed March 16, 2011

Base Salary, page 15:

3.
Provide additional information about the nature of any management-level pay alignments.  For example, clarify whether such adjustments were based on market competitive base salary levels or company-wide total salary increase budgets and explain why only certain individuals received such payments.

We note your comment and in future filings we will provide any further detail reasonably necessary to explain the basis for base salary increases for the applicable reporting year. Adjustment to base salary levels for management-level pay alignments for 2010 were driven by market peer group data for similar management roles provided to, and considered by, our Compensation and Benefits Committee and by relative compensation of officers of a similar title and level of responsibility within the Company.

Stock Incentive Plan, page 17.

4.
Your compensation discussion and analysis should be sufficiently precise to indentify material differences in compensation policies for individual officers.  Please provide disclosure to explain the basis for differing awards of shares awarded under the 2009 Stock Incentive Plan to your Named Executive Officers in the most recent fiscal year.

There are not material differences in compensation policies for individual officers within the Company; however, in future filings, we will explain the basis for any differing awards of shares to individual officers.  The 2010 awards were based on market peer group data for similar management roles provided to, and considered by, our Compensation and Benefits Committee.

Long-Term Incentive Program, page 18.

5.
We note the disclosure of how you determined the level of award attainment under your long-term incentive program for 2010, but it is not clear how the 150.1% level of attainment of the 2009 cash awards resulted in the amounts awarded to each named executive officer and reflected in your summary compensation table.  Please explain how the performance cash awards are determined for each named executive officer.

As set forth in the Definitive Proxy Statement, in February 2010, the board of directors approved the winding down of the performance cash award component of our Long-Term Incentive Program for

Securities and Exchange Commission
June 27, 2011

executive officers.  Amounts received in 2010 were attributable to performance cash awards made in 2008 and 2009.  No performance cash awards were made in 2010.  The attainment level of 150.1% only applied to awards made in 2009 and all performance cash payments are scheduled to end in 2012.  As long as these payments continue, in the future, we will provide further clarification as to the nature of the awards and the calculation of same as it applies to our Named Executive Officers.

Value Creation Plan, page 18:

6.
We note your references to specified individual performance goals used in the Value Creation Plan that were met and resulted in payments to your Named Executive Officers in November 2010.  Identify the objectives that were deemed to have been met unless doing so would cause the company material competitive harm.  If you believe material competitive harm will result, tell us in your response letter the specific reasons why, in accordance with the analysis set forth in Instruction 4 to Item 402(b) of Regulation S-K.

We note your comment and in future filings we will identify the specified individual performance goals used in the Value Creation Plan that were met as applicable to our Named Executive Officers.

Separation and Related Arrangements, page 28:

7.	Please define the terms “cause” and “change of control” as used in these severance agreements.

We note your comment and in future filings we will define and clarify the terms “cause” and “change of control” as used in the employment agreements of our Named Executive Officers.

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In accordance with your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the applicable filings;
•	staff comments and changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
June 27, 2011

To facilitate your review of our responses to your letter or address any additional comments the Staff may have, if necessary, we would suggest a conference call to discuss.  Thank you for your attention in this matter.

Sincerely,

/s/ Kevin D. Howard
Kevin D. Howard
Senior Vice President - Finance, Controller and Chief
Accounting Officer